

UNITY BANCORP INC

2004 ANNUAL REPORT



TABLE OF CONTENTS:

ON THE FRONT COVER:

Built in 1810, the Clinton Red Mill was used for processing wool, grist, plaster, graphite and talc, generating electricity, pumping water and even peacl basket production. Today, the four floors of the mill showcase artifacts of Hunterdon County's rural, agricultural, and commercial heritage.



David D. Dallas
Chairman



James A. Hughes
President & CEO

We are pleased to report that Unity had yet another year of solid performance. In 2004, the Company generated record earnings attributed to strong loan growth combined with the containment of operating expenses. We achieved these goals, despite the temporary curtailment of the SBA program in the first quarter of 2004. We are pleased at the progress we have made in 2004 and are optimistic that Unity will have continued success in 2005 and beyond.

Operating earnings for 2004 were $5.3 million, or $0.87 per diluted share, a 16 percent increase compared to the $4.6 million, or $0.77 per share, for the year-ended 2003. Return on average assets and average common equity for the year ended 2004 were 1.10 percent and 16.32 percent, compared to 1.04 percent and 16.05 percent, respectively, for the year ended 2003.

The increase in our earnings has translated into further increases in shareholder value. Unity's common stock closed the year at $12.80 per share, a 17.5 percent increase over the prior year-end. In addition, in 2004 Unity declared cash dividends of $0.16 per share. Over the last three years Unity's stock has appreciated over 117 percent, well in excess of the 12 percent appreciation in the NASDAQ Stock Index or the 31 percent appreciation in the S&P Bank Index for the same three year period.

During 2004, total assets grew 10 percent to $515 million compared to $467 million for 2003. The growth during 2004 was propelled by strong loan production. The Lending Division experienced growth in the commercial, residential and consumer portfolios. We are proud of our commercial and SBA programs which offer a wide array of products for our customers. We believe that Community Banking is all about service and flexibility; a value proposition that sets us apart from the larger financial service providers. Our loan officers are empowered to negotiate loan terms and conditions that benefit our customers. We look not to complete transactions, but to foster long-term relationships.

During 2004, Unity received accolades from the Small Business Administration when it was awarded the Distinguished Lenders Award from the Newark, NJ District Office for being the #1 SBA lender in the State of New Jersey in the mid-sized bank category. In addition, the SBA granted Preferred Lender status to Unity Bank in Connecticut, Maine, and Rhode Island. Unity's now a Preferred Lender in Connecticut, Rhode Island, Maine, New Jersey, New York, Pennsylvania, and Delaware. Unity is ranked as the 34th largest SBA 7(a) lender in the nation according to the Coleman Report published November 1, 2004.

One of the larger challenges for banks in this competitive marketplace is growing core deposits. We are in an industry where competition is not only from other banks, but from all financial service providers. In 2004, we were successful in growing deposits 4.6 percent compared to a year ago.

The growth in deposits was primarily the result of growth in savings accounts and time deposits. During the year, we expanded our existing line of deposit products by offering higher yielding "OpportUnity" savings and money market accounts, which pay top rates with low minimum balances. We will continue to aggressively market these products in 2005. In addition, we will continue to provide competitive pricing on our products while maintaining our net interest margin.

We are committed to growing our branch network and will be looking to add 1 to 2 new branches per year. We are primarily interested in locations along the Route 78 corridor, preferably west of Route 287 to fill in the distance between our existing branches. In addition, in 2005 we are upgrading several of our locations; North Plainfield, Edison and Union will be completely remodeled, and we will be relocating our Flemington office to a new facility on Main Street. These capital investments will improve the future value of our franchise for both our shareholders and customers.

If you are a depositor, you know that many of our branches are open seven days a week. In addition, Unity branches are open longer hours to make it more convenient for our customers. Our Online Banking and bill paying applications give our customers access to their accounts 24 hours a day, seven days a week. In 2005, we will also convert several of our Unity Cafés to Unity Internet Cafés so that our customers have access to the Internet. That is True Community Banking.

During the year, the bank also introduced check imaging to businesses and consumers. The check images provide for convenient storage, present the front of the checks as well as the endorsement and are able to be viewed by Online Banking customers on our website at www.unitybank.com.

We were extremely pleased that Mr. Peter Maricondo and Mr. Wayne Courtright recently joined our Board of Directors. Both have considerable experience working for public companies and we look forward to their contributions in helping Unity achieve its full potential.

We would also like to recognize Mr. Peter DeTommaso, Mr. Sam Stothoff and Ms. Donna Butler for their years of dedicated service on the Board of Directors. Pete, Sam and Donna retired from the Board effective December 31, 2004. We are extremely appreciative of their tenure as Board members and we wish them well and good health in the future.

Our vision and strategy for Unity has not changed. We are committed to exceptional customer service, personal attention, local decision-making and concern for the financial well being of our customers and shareholders. We look forward to exceeding your expectations in 2005. We, and the employees of Unity are committed to achieving our financial goals and look forward to the challenges ahead.

The Board of Directors, management and staff thank you and we continue to appreciate your loyalty and support.

David D. Dallas
Chairman

James A. Hughes
President and CEO

Board of Directors*

Frank Ali
Joined Unity as a Director in March 2002. An entrepreneur and real estate developer.

Dr. Mark S. Brody
Joined Unity as a Director in February 2002. Provides investment advice to the clients of Financial Planning Analysts, a New York-based financial planning firm. Non-practicing physician licensed in New York State.

Wayne Courtright
Joined Unity as a Director in June 2004. Retired Chief Credit Officer of New Jersey Banks.

David D. Dallas
Chairman of Unity Bancorp, Inc. and Unity Bank. Founding member of Unity Bank in 1991. Chief Executive Officer of Dallas Group of America and President of Dallas Chemical and Technologies, Inc., a manufacturer of specialty chemicals based in Whitehouse, NJ.

Robert H. Dallas, II
Founding member of Unity Bank in 1991. President of Dallas Group of America, and Chief Executive Officer of Dallas Chemical and Technologies, Inc., a manufacturer of specialty chemicals based in Whitehouse, NJ.

James A. Hughes, CPA
Joined Unity in December 2000 and serves as President and CEO of Unity Bancorp, Inc. and Unity Bank.

Charles S. Loring
Founding member of Unity Bank in 1991. Owner of Charles S. Loring, CPA, an accounting firm based in Bridgewater, NJ.

Peter E. Maricondo
Joined Unity as a Director in July 2004. Former Vice President, Controller and Chief Accounting Officer, GPU Inc. and NUI Corp.

Allen Tucker
Vice Chairman of Unity Bancorp, Inc. and Unity Bank. Joined Unity as a Director in 1995. President of Tucker Enterprises, a real estate development firm based in Clark, NJ.

*All Directors of Unity Bancorp, Inc. are also Directors of Unity Bank.

Executive Officers

Alan J. Bedner Jr., CPA
Joined Unity in April 2001 and serves as Executive Vice President, Chief Financial Officer and Corporate Secretary.

Michael T. Bono
Joined Unity in August 1995 and serves as Executive Vice President and Corporate Development Executive.

Michael F. Downes
Joined Unity in September 1996 and serves as Executive Vice President and Chief Lending Officer.

James A. Hughes, CPA
Joined Unity in December 2000 and serves as President and Chief Executive Officer .

John J. Kauchak
Joined Unity in February 1996 and serves as Executive Vice President and Chief Operating Officer.

Kelly A. Stashko
Joined Unity in September 1996 and serves as Executive Vice President and Chief Technology Officer.

Senior Management

Janice Bolomey
Joined Unity in January 2000 and serves as Senior Vice President, Retail Operations Manager.

Keith Fenstermaker
Joined Unity in December 2002 and serves as Senior Vice President, Chief Credit Manager.

Sanjay Patel
Joined Unity in October 1997 and serves as Senior Vice President, Business Development Executive.

Birkner, Scott
Vice President
Retail Sales Manager

Cook, Laureen
Vice President
Corporate Controller

Deutsch, Walter
Vice President
Manager - Highland Park Office

Gherardi, Joseph
Vice President
Business Development Executive

Hajdu-Nemeth, Laszlo
Vice President
Senior Business Development Executive

Kidd, Donna
Vice President
Business Development Executive

Kostin, Elena
Vice President
Business Development Executive

Lynch, Edward
Vice President
Business Development Executive

Marshall, Carole
Vice President
Manager - Colonia Office

Mehta, Hiren
Vice President
Business Development Executive

Meissner, James
Vice President
Business Development Executive

Pappas, Margarita
Vice President
Corporate Relations Manager

Pleus, Lawrence
Vice President
Business Development Executive

Reagan, Timothy
Vice President
Compliance Officer

Saxena, Suman
Vice President
Consumer Lending Manager

Seiple, Elena
Vice President
IT Manager

Sierp, Paula
Vice President
Business Development Executive

Ur, Joni
Vice President
Retail Sales Manager

Vitale, Patrick
Vice President
Manager - Clinton Office

Yankowski, Paul
Vice President
Manager - North Plainfield Office

Arias, Elizabeth
Assistant Vice President
Manager - Bridgewater Office

Bambu, Sallie
Assistant Vice President
Senior Credit Analyst

Bay, Dawn
Assistant Vice President
Loan Servicing Manager

Bono, Christopher
Assistant Vice President
Manager - Scotch Plains Office

Calafiore, Carolyn
Assistant Vice President
Credit Documentation Manager

Gale, Cindy
Assistant Vice President
Training Specialist

Goradia, Smita
Assistant Vice President
Manager - Edison Office

Gromek, Johnanna
Assistant Vice President
Manager - Union Office

Harris, Theresa
Assistant Vice President
Senior Credit Analyst

Lawler, Jan
Assistant Vice President
Manager - Flemington Office

Martins, Carlos
Assistant Vice President
Manager - Linden Office

Pasquale, Barbara
Assistant Vice President
Mortgage Department

Rocha, Maria
Assistant Vice President
Assistant Manager - Edison Office

Steinert, Bonnie
Assistant Vice President
Human Resources Director

Susinskas, De-Ana
Assistant Vice President
Senior Credit Analyst

Vinson, Laura
Assistant Vice President
Manager - South Plainfield Office

Wilson, Sally
Assistant Vice President
Deposit Services Supervisor

Wyzkowski, Eric
Assistant Vice President
Business Development Executive

McDermott, Linda
Corporate Secretary
Administrative Assistant

Alvarez, Carolina
Assistant Secretary
Administrative Assistant

Heitman, Theresa
Assistant Secretary
Loan Closer

Vanselous, Rebecca
Assistant Secretary
Loan Closer

Floyd, Judy
Assistant Treasurer
Senior Deposit Processor

Goczalk, Arlene
Assistant Treasurer
Consumer Loan Servicer

Lippincott, Larina
Assistant Treasurer
IT Analyst

Masterson, Lisa
Assistant Treasurer
Assistant Manager - North Plainfield Office

Nicol, Inge
Assistant Treasurer
Administrative Assistant

Suchodolski, Keith
Assistant Treasurer
Finance Department Supervisor

Walker, Kristie
Assistant Treasurer
Credit Analyst

SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the Years Ended December 31st				
(In thousands, except per share data)	2004	2003	2002	(1) 2001	2000
Selected Results of Operations					
Interest income	$26,166	$24,895	$24,295	$23,892	$28,017
Interest expense	7,008	7,028	8,572	11,702	16,322
Net interest income	19,158	17,867	15,723	12,190	11,695
Provision for loan losses	1,175	1,600	2,350	1,400	716
Other income	7,629	8,343	7,991	5,391	7,666
Other expenses	17,230	17,329	15,544	14,522	23,718
Tax expense (benefit)	3,052	2,698	2,111	(382)	839
Net income (loss)	5,330	4,583	3,709	2,041	(5,912)
Per Share Data					
Net income (loss) per common share - basic	0.93	0.81	0.64	0.00	(1.55)
Net income (loss) per common share - diluted	0.87	0.77	0.60	0.00	(1.55)
Book value per common share	6.21	5.41	4.79	4.35	3.91
Market value per common share	12.80	10.89	7.48	5.90	1.81
Cash dividends declared on common shares	0.16	0.06	-	-	-
Selected Balance Sheet Data					
Total assets	515,417	467,419	433,153	379,232	356,003
Loans	373,580	339,755	311,794	272,559	226,140
Allowance for loan losses	5,856	5,352	4,094	3,165	2,558
Investment securities	101,593	92,347	81,754	80,696	70,837
Deposits	433,898	414,982	382,585	339,954	320,318
Borrowings	44,279	19,279	19,279	10,000	10,000
Shareholders' equity	35,868	30,762	27,103	24,836	21,314
Common shares outstanding	5,778	5,686	5,663	5,637	4,087
Performance Ratios					
Return on average assets	1.10%	1.04%	0.91%	0.56 %	(1.44)%
Return on average common equity	16.32%	16.05%	13.95%	(0.11)%	(33.43)%
Efficiency ratio	64.51%	66.59%	66.18%	82.60%	N/M
Net interest spread	3.77%	3.85%	3.59%	2.84%	2.61%
Net interest margin	4.18%	4.28%	4.09%	3.56%	3.19%
Asset Quality Ratios					
Allowance for loan losses to loans	1.57%	1.58%	1.31%	1.16%	1.13%
Allowance for loan losses to non-performing loans	143.14%	99.20%	115.10%	99.40%	88.12%
Non-performing loans to total loans	1.10%	1.59%	1.14%	1.17%	1.28%
Non-performing assets to total loans and OREO	1.19%	1.68%	1.20%	1.26%	1.35%
Net charge-offs to average loans	0.19%	0.11%	0.48%	0.33%	0.12%
Capital Ratios - Company					
Leverage ratio	9.09%	9.02%	8.38%	6.62%	5.50%
Tier 1 risk-based capital ratio	11.14%	11.28%	11.05%	9.53%	9.61%
Total risk-based capital ratio	12.39%	12.53%	12.32%	10.75%	10.76%
Capital Ratios - Bank					
Leverage ratio	7.53%	7.22%	6.96%	6.25%	5.24%
Tier 1 risk-based capital ratio	9.22%	9.05%	9.16%	9.00%	9.12%
Total risk-based capital ratio	11.95%	11.98%	10.41%	10.22%	10.26%

(1) 2001 includes impact of $1.8 million non-cash preferred dividend as a result of preferred stock conversion to common stock in 2001.
N/M - Not Meaningful
All share amounts have been restated to include the effect of the 5% stock distribution paid on June 30, 2004.

of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period's data for purposes of comparability with current period presentation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operation" is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2004, contains a summary of the Company's significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the ability to collect a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in local real estate market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

OVERVIEW

Unity Bancorp, Inc. (the "Parent Company") is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank," or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the Internet and its 13 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey. These services include: the acceptance of demand, savings and time deposits, extension of consumer, real estate, Small Business Administration and other commercial credits.

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2004, was $5.3 million, a 16.3 percent increase compared to $4.6 million for 2003. Earnings per basic and diluted share for the year ended December 31, 2004 were $0.93 and $0.87, respectively compared to $0.81 and $0.77 for the prior year. All share amounts have been adjusted for the 5 percent stock distribution paid on June 30, 2004. The increase in earnings from the prior year is primarily the result of increased revenue due to increased net interest income driven by a higher volume of earning assets, a lower provision for loan losses and lower non-interest expenses, partially offset by reduced non-interest income and increased income tax expense.

Net interest income for the year ended December 31, 2004 was $19.2 million compared to $17.9 million in 2003, an increase of $1.3 million, or 7.2 percent. The increase in net interest income is attributed to a higher volume of interest earning assets and a lower cost of funds, partially offset by a lower yield on interest earning assets. Net interest spread decreased to 3.77 percent in 2004 from 3.85 percent in 2003. Net interest margin decreased to 4.18 percent in 2004, from 4.28 percent in 2003. The primary cause of the decrease in both net interest spread and net interest margin was the reduced rate earned on the loan portfolio due to a lower rate environment.

Non-interest income for 2004 was $7.6 million, an 8.6 percent decrease over the $8.3 million recorded in 2003. The primary reason for the decrease was a $359 thousand decrease in service charges on deposits due to a lower volume of overdrafts and the Company choosing to mitigate overdraft risk with certain customers, and a $125 thousand decrease in service and loan fee income due to lower levels of prepayment fees, partially offset by an increase of $142 thousand in gains on sale of Small Business Administration ("SBA") loans due to a higher volume of SBA 7(a) loan sales.

Non-interest expenses decreased 0.6 percent in 2004, to $17.2 million, from $17.3 million in 2003. This decrease was primarily the result of lower professional services expenses during 2004 compared to the prior year due to a $700 thousand charge in 2003 related to the audit committee inquiry of the prior President and Chief Executive Officer. These reduced professional services fees combined with lower processing and communications expenses, were partially offset by increased compensation and benefits expense, occupancy, furniture and equipment, loan servicing and advertising costs.

In 2004, the Company recorded income tax expense of $3.1 million, resulting in a 36.4 percent effective tax rate compared to $2.7 million or a 37.1 percent effective tax rate in 2003.

2003 versus 2002

Net income for the year ended December 31, 2003, was $4.6 million, a 23.6 percent increase compared to $3.7 million for 2002. Earnings per basic and diluted share for the year ended December 31, 2003 were $.81 and $.77, respectively compared to $.64 and $.60 for the prior year. The increase in earnings from the prior year is primarily the result of increased revenue due to the improvement in net interest margin and higher levels of non-interest income, partially offset by increases in non-interest expense and income tax expense.

NET INTEREST INCOME

The Company's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets. Net interest margin is a function of the difference between the weighted average interest rate received on interest-earning assets as compared with that of the average cost of interest-bearing liabilities.

Tax-equivalent interest income was $26.2 million in 2004, a 5.2 percent increase over the $25.0 million realized in 2003. The increase is due to a higher level of earning assets, partially offset by the lower yield earned on those assets. Interest-earning assets averaged $460.2 million in 2004, a 9.8 percent increase over the $419.2 million in 2003. The increase in average earning assets occurred as a result of an $18.9 million increase in average loans, an $18.0 million increase in average securities and a $4.2 million increase in average Federal funds sold and interest bearing deposits with banks.

As a result of the lower average interest rate environment, the rate earned on interest-earning assets decreased 26 basis points to 5.70 percent in 2004. Of the $1.3 million increase in interest income on a tax equivalent basis in 2004, $2.0 million can be attributed to the increase in average interest earning assets partially offset by a $668 thousand reduction related to yield.

Interest expense was $7.0 million in 2004 and relatively flat compared to 2003. Interest-bearing liabilities averaged $364.0 million in 2004, an increase of $30.5 million, or 9.1 percent, compared to 2003. The average cost of interest-bearing liabilities decreased 18 basis points to 1.93 percent, primarily due to the re-pricing of deposits in a lower interest rate environment. Of the changes in interest expense in 2004, $764 thousand is attributed to the lower rate paid on these liabilities, partially offset by $744 thousand in additional interest expense related to the increase in interest bearing liabilities.

Tax-equivalent net interest income amounted to $19.2 million in 2004, an increase of $1.3 million, or 7.3 percent, compared to 2003. The increase in net interest income was the result of a larger volume of earning assets offset by an 8 basis point decrease in net interest spread, which averaged 3.77 percent in 2004. Net interest margin was 4.18 percent for 2004, a decrease of 10 basis points compared to 4.28 percent in 2003.

For 2003, net interest income was $17.9 million, a $2.1 million increase from the $15.7 million earned in 2002. This increase was the result of a 26

Tax-equivalent net interest income (in millions)


$25.00
$20.00
$15.00
$10.00
$5.00
2000
2001
2002
2003
2004

basis point increase in net interest spread, which averaged 3.85 percent in 2003. Net interest margin was 4.28 percent for 2003, an increase of 19 basis points compared to 4.09 percent in 2002.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

CONSOLIDATED AVERAGE BALANCE SHEETS

(Dollar amounts in thousands - Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2004			2003			2002		
Year ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS:									
Interest-earning assets:									
Federal funds sold and interest-bearing deposits with banks	$15,039	$ 193	1.28%	$ 10,846	$ 138	1.27%	$ 9,838	$ 161	1.64%
Securities:									
Available for sale	83,291	3,374	4.05	63,102	2,403	3.81	53,277	2,522	4.73
Held to maturity	17,395	867	4.98	19,633	998	5.08	24,099	1,440	5.98
Total securities	100,686	4,241	4.21	82,735	3,401	4.11	77,376	3,962	5.12
Loans, net of unearned discount:									
SBA loans	62,853	4,296	6.83	65,555	4,115	6.28	57,808	3,750	6.49
Commercial	192,435	12,934	6.72	175,685	12,495	7.11	145,031	10,842	7.48
Residential mortgage	50,242	2,712	5.40	52,014	3,126	6.01	67,470	4,030	5.97
Consumer	38,979	1,860	4.77	32,323	1,676	5.19	26,873	1,550	5.77
Total loans	344,509	21,802	6.33	325,577	21,412	6.58	297,182	20,172	6.79
Total interest-earning assets	460,234	26,236	5.70	419,158	24,951	5.96	384,396	24,295	6.32
Noninterest-earning assets:									
Cash and due from banks	13,304			14,216			13,879		
Allowance for loan losses	(5,724)			(4,783)			(3,680)		
Other assets	15,603			13,764			12,317		
Total noninterest-earning assets	23,183			23,197			22,516		
Total Assets	$483,417			$442,355			$406,912		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Interest-bearing liabilities:									
Interest-bearing demand	$188,840	2,656	1.41	$184,220	2,703	1.47	$151,115	2,731	1.81
Savings deposits	49,330	620	1.26	36,976	423	1.14	34,000	760	2.24
Time deposits	96,686	2,507	2.59	90,814	2,733	3.01	112,799	4,175	3.70
Total interest-bearing deposits	334,856	5,783	1.73	312,010	5,859	1.88	297,914	7,666	2.57
Other debt	29,169	1,225	4.20	21,532	1,169	5.43	15,719	906	5.76
Total interest-bearing liabilities	364,025	7,008	1.93	333,542	7,028	2.11	313,633	8,572	2.73
Noninterest-bearing liabilities:									
Demand deposits	85,283			79,102			64,900		
Other liabilities	1,445			1,152			1,714		
Total noninterest-bearing liabilities	86,728			80,254			66,614		
Shareholders' equity	32,664			28,559			26,665		
Total Liabilities and Shareholders' Equity	$483,417			$442,355			$406,912		
Net interest spread		19,228	3.77%		17,923	3.85%		15,723	3.59%
Tax-equivalent basis adjustment		(70)			(56)			-	
Net interest income		$19,158			$17,867			$15,723	
Net interest margin			4.18%			4.28%			4.09%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34.0 percent.

Year ended December 31, (Dollar amounts in thousands on a tax equivalent basis)	2004 versus 2003 Increase (Decrease) Due to Change in			2003 versus 2002 Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Federal funds sold and interest-bearing deposits	$ 54	$ 1	$ 55	$ 16	$ (39)	$ (23)
Investment securities	701	139	840	175	(736)	(561)
Net loans	1,198	(808)	390	2,061	(821)	1,240
Total interest income	$1,953	$(668)	$1,285	$2,252	$(1,596)	$ 656
Interest Expense:						
Interest-bearing deposits	$ 66	$(113)	$ (47)	$ 538	$ (566)	$ (28)
Savings deposits	150	47	197	62	(399)	(337)
Time deposits	170	(396)	(226)	(737)	(705)	(1,442)
Total deposits	$ 386	(462)	$ (76)	$ (137)	$(1,670)	$(1,807)
Other debt	358	(302)	56	318	(55)	263
Total interest expense	$ 744	$(764)	$ (20)	$ 181	$(1,725)	$(1,544)
Net interest income-FTE	$1,209	$ 96	$1,305	$2,071	$ 129	$ 2,200
Increase in tax-equivalent adjustment			14			56
Net interest income			$1,291			$ 2,144

Provision for Loan Losses

The provision for loan losses is determined based on management's evaluation of the adequacy of the allowance for loan losses which is maintained at a level that we believe is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $1.2 million for 2004, a decrease of $425 thousand, compared with $1.6 million for 2003. The decrease in the provision for loan losses for 2004 was attributable primarily to a lower level of non-performing loans, partially offset by an increase in net charge-offs and the change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the results of the analysis of the estimated probable losses inherent in the portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions. Non-performing loans totaled $4.1 million at December 31, 2004, a decrease of $1.3 million compared to $5.4 million at December 31, 2003. Net loan charge-offs for 2004 were $671 thousand compared to $342 thousand in 2003. The provision is based on management's assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

The provision for loan losses totaled $1.6 million for 2003, a decrease of $750 thousand compared to $2.4 million in 2002. In 2003, the Company recorded $342 thousand of net charge-offs, compared to $1.4 million of net charge-offs in 2002. The decrease in the provision from 2002 to 2003 was attributed primarily to the decreased level of net chargeoffs, partially offset by the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the results of the analysis of the estimated probable losses inherent in the portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans and other income. Non-interest income was $7.6 million for 2004, a $714 thousand, or 8.6 percent decrease compared to $8.3 million for 2003. The decrease in non-interest income is primarily attributable to the decrease in service charges on deposits and service and loan fee income partially offset by higher gains on sales of SBA 7(a) loans.

The following table shows the components of non-interest income for 2004, 2003 and 2002.

(In thousands)	2004	2003	2002
Service charges on deposit accounts	$1,618	$1,977	$1,547
Service and loan fee income	1,831	1,956	1,497
Gain on SBA loan sales, net	3,217	3,075	3,627
Net securities gains	76	185	228
Other income	887	1,150	1,092
Total non-interest income	$7,629	$8,343	$7,991

Service charges on deposit accounts totaled $1.6 million for 2004, a decrease of $359 thousand, or 18.2 percent, from 2003. The decrease in deposit service charges compared to the prior year was a result of lower overdraft and uncollected fees, and the Company choosing to mitigate overdraft risk with certain customers. Service charges on deposit accounts totaled $2.0 million for 2003, an increase of $430 thousand, or 27.8 percent, from 2002. The increase in deposit service charges compared to 2002 was the result of improved collection of deposit fees and account charges such as non-sufficient funds charges, increased fees, and the increase in transactions due to the number of deposit accounts.

Service and loan fee income amounted to $1.8 million for 2004, a decrease of $125 thousand, or 6.4 percent, from 2003. This decrease was the result of lower levels of prepayment penalties on commercial loans compared to 2003. Service and loan fee income amounted to $2.0 million for 2003, an increase of $459 thousand, or 30.7 percent from 2002. The growth in loan and servicing fees compared to 2002 can be attributed to an increase in prepayment penalties on commercial loans and the growth of the serviced SBA loan portfolio. The amount of SBA loans serviced by the Company amounted to $148.0 million, $139.8 million and $130.5 million at December 31, 2004, 2003 and 2002, respectively.

Gains on the sale of SBA loans were $3.2 million in 2004, a 4.6 percent increase over 2003. The increase compared to the prior year was due to an increased volume of SBA loan sales during the period and higher premiums on loans sold. Gains on the sale of SBA loans were $3.1 million in 2003, a 15.2 percent decrease over 2002. Gains on the sale of SBA loans decreased $552 thousand in 2003 compared to 2002 levels. The decrease in gains on the sale of SBA loans was due to a lower volume of SBA 7(a) loans sold. Gains on SBA loan sales reflect the participation in the SBA's guaranteed loan program. Under the SBA 7(a) program, the SBA guarantees up to 85% of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market and retains the unguaranteed portion. Sales of guaranteed SBA loans totaled $35.9 million, $34.8 million, and $45.5 million for 2004, 2003 and 2002, respectively.

Net security gains were $76 thousand for the year ended December 31, 2004, a decrease of 58.9 percent, as compared to $185 thousand for the prior year end. Net security gains were $185 thousand for the year ended December 31, 2003, a decrease of 18.9 percent, as compared to $228 thousand for the prior year end. In 2003, the Company recognized an impairment of $331 thousand on an asset-backed security, which is included as a reduction in security gains. The Company continues to receive all contractual interest payments, however, the bond is rated Caa1 by Moodys and the default rates on the underlying collateral are higher than anticipated. If the underlying collateral continues to deteriorate, the future market value could be impaired. The Company continues to receive and reserve all interest payments on the Bond. In 2004, $75 thousand in interest payments were reserved against principal.

Other income was $887 thousand in 2004, compared to $1.2 million in 2003. The decrease in other income is due primarily to exiting the joint venture with Hallmark Title Company and the decreased commissions from the third-party sales of security and annuity products. In 2003, other income was $1.2 million compared to $1.1 million in 2002 due to increased earnings from Hallmark Title Company and increased sales of annuity products.

Non-Interest Expense

Total non-interest expense was $17.2 million for 2004, a decrease of 0.6 percent or $99 thousand over 2003. The decrease in non-interest expense is primarily related to reduced professional services and processing and communications expenses, partially offset by increased occupancy expense, compensation and benefits expense and other operating expenses.

The following table presents a breakdown of non-interest expense for the years ended December 31, 2004, 2003 and 2002:

(In thousands)	2004	2003	2002
Compensation and benefits	$8,435	$ 8,301	$ 7,498
Occupancy, net	2,085	1,884	1,671
Processing & communications	1,919	2,100	2,236
Furniture & equipment	1,146	1,061	1,075
Professional services	593	1,541	668
Loan servicing	738	651	436
Advertising	695	596	463
Deposit insurance	61	62	161
Other expenses	1,558	1,133	1,336
Total non-interest expense	$17,230	$17,329	$15,544

Compensation and benefits expense, the largest component of non-interest expense, was $8.4 million for 2004, an increase of $134 thousand or 1.6 percent, compared to 2003. Compensation and benefits expense totaled $8.3 million in 2003, an $803 thousand, or 10.7 percent increase compared to 2002. The increase in compensation and benefits expense for the past two years is related to increased head count, merit increases, increases in incentives as a result of increased earnings, and increased medical and benefit premiums. Included in compensation and benefits expense for 2003 is $320 thousand related to the resignation of the former President and Chief Executive Officer. At December 31, 2004, 2003 and 2002 there were 185, 171 and 159 employees respectively.

Occupancy expense was $2.1 million for 2004, a 10.7 percent increase over the prior year. Occupancy expense increased 12.7 percent to $1.9 million in 2003 from $1.7 million in 2002. The increase in occupancy expense is related to the opening of a new branch location in 2003, branch maintenance costs, annual lease adjustments and increased utility and property tax expenses.

Processing and communications expense decreased for 2004 to $1.9 million. This represented a $181 thousand or 8.6 percent decrease compared to 2003. This trend was consistent with the prior year decline in processing and communications expense from $2.2 million in 2002 to $2.1 million in 2003. The decreases over the past two years were due to lower payroll processing costs and lower costs related to the ordering and shipment of coin and currency, partially offset by the increased number of deposit and loan accounts being serviced.

Furniture and equipment expense increased 8.0 percent to $1.1 million for 2004 compared to 2003. Furniture and equipment expense remained relatively flat from 2002 to 2003. The increase in 2004 was due primarily to higher software maintenance and equipment lease expense due to ongoing system upgrades as the Company continues to invest in the technology necessary to efficiently service our customers.

Professional services fees totaled $593 thousand for 2004, a $948 thousand, or 61.5 percent decrease. Professional service fees totaled $1.5 million for 2003, an $873 thousand, or 130.7 percent increase compared to 2002. The decrease in 2004 and increase in 2003 were due primarily to $700 thousand in professional fees associated with an audit committee inquiry regarding the former President and Chief Executive Officer. Legal expenses related to ongoing litigation expenses fell during 2004.

Loan servicing expense amounted to $738 thousand for 2004, an increase of $87 thousand, or 13.4 percent compared to 2003. In 2003, loan servicing expense totaled $651 thousand, an increase of $215 thousand, or 49.3 percent compared to 2002. The increase in loan servicing expenses over the past two years is related to legal and loan collection costs associated with increased collection efforts on non-performing loans.

Advertising expense was $695 thousand for 2004, an increase of $99 thousand or 16.6 percent, compared to 2003. Advertising expense increased $133 thousand to $596 thousand in 2003 compared to 2002. The increase over the past two years is attributed to increased advertising related to new business generation and Company branding.

Deposit insurance expense was $61 thousand for 2004 and relatively flat compared to 2003. Deposit insurance expense decreased $100 thousand, or 62.1 percent compared to 2002 due to a lower assessment rate in 2003.

Other expenses amounted to $1.6 million for 2004, an increase of $425 thousand or 37.5 percent from the prior year. The increase was due primarily to the settlement agreement entered into with the Company's former Chairman, Robert J. Van Volkenburgh. During the third quarter of 2004, the Company entered into a settlement agreement with Mr. Van Volkenburgh. The agreement will, upon completion of review and approval of the Federal Deposit Insurance Corporation ("FDIC"), settle the pending litigation initiated by Mr. Van Volkenburgh. Under the proposed settlement agreement, the Company, should the FDIC approve the proposed settlement agreement, will pay $275 thousand, net of insurance proceeds. Other expenses decreased $203 thousand to $1.1 million in 2003 from $1.3 million in 2002 as a result of decreased oreo property expenses.

Income Tax Expense

For 2004, the Company reported income tax expense of $3.1 million for a 36.4 percent effective tax rate compared to $2.7 million or 37.1 percent effective tax rate in 2003. The increase in the tax provision was the result of higher pre-tax earnings, partially offset by the reduction in the effective tax rate. The reduction in the effective tax rate was the result of the realization of a $286 thousand prior period State tax valuation allowance asset during 2004. All prior period State tax valuation reserves were utilized in 2004. The Company anticipates a 38 percent effective income tax rate in 2005.

FINANCIAL CONDITION

Total assets increased $48.0 million, or 10.3 percent, to $515.4 million at December 31, 2004, compared to $467.4 million at December 31, 2003. Total loans increased $33.8 million, or 10.0 percent, to $373.6 million at December 31, 2004, compared to $339.8 million at December 31, 2003. The securities portfolio, including securities held to maturity and available for sale, increased $9.2 million, or 10.0 percent, to $101.6 million at December 31, 2004, compared to $92.3 million at December 31, 2003. On average for the year ended December 31, 2004, total assets were $483.4 million, a $41.0 million increase from the prior year's $442.4 million average balance. The increase in average assets is due primarily to the growth in the loan and securities portfolios.

Deposits amounted to $433.9 million at December 31, 2004, an increase of $18.9 million, or 4.6 percent, from $415.0 million on December 31, 2003. On average, deposits increased $29.0 million to $420.1 million in 2004. Total borrowings increased $25.0 million from December 31, 2003.

Shareholders' equity increased $5.1 million, or 16.6 percent, to $35.9 million at December 31, 2004 compared to $30.8 million at December 31, 2003. This increase was primarily the result of $5.3 million in net income and $694 thousand in proceeds from the exercise of stock options, partially offset by the $911 thousand in common stock cash dividends declared and a $3 thousand increase in other comprehensive loss.

Total Assets (in millions)


$600
$500
$400
$300
$200
2000
2001
2002
2003
2004

Investment Securities Portfolio

The Company's securities portfolio consists of available for sale and held to maturity investments. The investment securities portfolio is maintained for asset-liability management purposes as an additional source of liquidity, and as an additional source of earnings.

Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings. Securities available for sale consist primarily of mortgage-backed securities, U.S. Government and Federal agency securities, corporate bonds and equity securities.

Securities available for sale were $78.0 million at December 31, 2004, a $1.3 million decrease, from year-end 2003. During the year 2004, there were $30.0 million of securities available for sale purchased, $24.4 million of maturities and pay downs, and $6.8 million in sales. Security purchases consisted of agency step-up bonds and mortgage-backed securities. Security sales during the period consisted primarily of longer-term municipal securities. At December 31, 2004, the portfolio had a net unrealized loss of $780 thousand compared to a net unrealized loss of $776 thousand at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders' equity as accumulated comprehensive loss.

The average balance of securities available for sale amounted to $83.3 million in 2004 compared to $63.1 million in 2003. The average yield earned on the available for sale portfolio increased 24 basis points, to 4.05 percent in 2004 from 3.81 percent in 2003. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 4.5 years at December 31, 2004, compared to 5.3 years in 2003.

Included in available for sale securities is a $1.0 million asset-backed security, which the Company has classified as an impaired asset. The Company continues to receive all contractual payments on this bond; however, this bond is rated Caa1 by Moody's, and if the default rates on the underlying collateral continue to deteriorate the future market value could be impaired. The Company continues to reserve all interest payments on the bond and apply them to the reserve against the principal balance. As of December 31, 2004, the Company had recognized an impairment of $406 thousand on the security.

Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of mortgage-backed securities, obligations of U.S. Government and government sponsored agencies and corporate securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.

Securities held to maturity were $23.6 million at December 31, 2004, an increase of $10.5 million or 80.4 percent, from year-end 2003. As of December 31, 2004 and 2003, the market value of held to maturity securities was $23.8 million and $13.5 million, respectively. The average balance of securities held to maturity amounted to $17.4 million in 2004 compared to $19.6 million in 2003. The average yield earned on held to maturity securities decreased 10 basis points, from 5.08 percent in 2003 to 4.98 percent in 2004. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 2.7 years at December 31, 2004 and December 31, 2003.

Approximately 86 percent of the total investment portfolio had a fixed rate of interest. In the normal course of business, the Company accepts government deposits, for which investment securities are required as collateral. At December 31, 2004, $16.6 million in securities were pledged for government deposits.

Loan Portfolio



Total Loans (in millions)
$400
$350
$300
$250
$200
$150
$100
2000
2001
2002
2003
2004

The Company's loan portfolio is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk.

Loans increased $33.8 million, or 10.0 percent to $373.6 million at December 31, 2004, from year-end 2003. Growth in the loan portfolio was generated by increases of $19.6 million in commercial loans, $9.1 million in residential mortgages and $6.0 million in consumer loans, partially offset by a decline of $847 thousand in SBA loans.

Average loans increased $18.9 million, or 5.8 percent, from $325.6 million in 2003 to $344.5 million in 2004. The increase in average loans is due to growth in the commercial and consumer loan portfolios, partially offset by declines in residential mortgages and SBA loans. The yield on the loan portfolio was 6.33 percent in 2004 compared to 6.58 percent in 2003. The decline in the yield on the loan portfolio was due to a lower interest rate environment.

The SBA provides guarantees of up to 85 percent of the principal amount of SBA 7(a) loans. SBA 7(a) loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA 7(a) loans held to maturity amounted to $55.6 million at December 31, 2004, an increase of $5.6 million from December 31, 2003. SBA 7(a) loans held for sale, carried at the aggregate lower of cost or market, amounted to $7.6 million at December 31, 2004, a decrease of $6.4 million from December 31, 2003. SBA 7(a) loans are often originated outside of the Company's market place.

Commercial loans are generally made in the Company's market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $207.8 million at December 31, 2004, an increase of $19.6 million from year-end 2003. The commercial portfolio is expected to continue to increase in 2005 at a faster rate than the other loan portfolios. Included in commercial loans at December 31, 2004 are $36.9 million of SBA 504 loans. The SBA 504 program consists of real estate backed commercial mortgages where generally the Company has the first mortgage and the SBA has the second mortgage on the property. The Company generally has a 50 percent loan to value ratio on SBA 504 program loans.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $60.2 million at December 31, 2004, an increase of $9.1 million from December 31, 2003. The net increase in 2004 is related to the purchase of $14.1 million in mortgage loans, partially offset by prepayments and payoffs of loans. The Company did not originate a substantial amount of mortgage loans held for investment in 2004. The residential mortgage portfolio is expected to remain flat in 2005.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $42.4 million at December 31, 2004, an increase of $6.0 million or 16.6 percent from $36.4 million at December 31, 2003. The growth in consumer loans is related to the growth in home equity loans and lines. The consumer portfolio is expected to continue to increase in 2005.

The following table sets forth the classification of loans by major category, including unearned, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2004		2003		2002		2001		2000	
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$ 7,574	2.0%	$ 14,014	4.1%	$ 14,396	4.6%	$ 17,719	6.5%	$ 6,741	3.0%
SBA held to maturity	55,576	14.9%	49,983	14.7%	49,784	16.0%	35,754	13.1%	23,436	10.3%
Commercial	207,771	55.6%	188,197	55.4%	163,813	52.5%	119,262	43.8%	88,375	39.1%
Residential mortgage	60,240	16.1%	51,176	15.1%	56,297	18.0%	73,144	26.8%	76,924	34.0%
Consumer	42,419	11.4%	36,385	10.7%	27,504	8.9%	26,680	9.8%	30,664	13.6%
Total Loans	$373,580	100.0%	$339,755	100.0%	$311,794	100.0%	$272,559	100.0%	$226,140	100.0%

The Company has approximately 12 percent of the total loan portfolio to various unrelated and unaffiliated borrowers in the Hotel/Motel industry. Such loans are generally collateralized by the underlying real property financed and/or partially guaranteed by the SBA. There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company's lending area.

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2004.

(In thousands)	Within 1 Year	1 - 5 Years	After 5 Years	Total
SBA	$ 61,550	$ 1,600	$ -	$ 63,150
Commercial	77,905	119,502	10,364	207,771
Residential mortgage	13,939	31,586	14,715	60,240
Consumer	28,414	4,374	9,631	42,419
Total	$181,808	$157,062	$34,710	$373,580
Amount of loans based upon:				
Fixed interest rates				$111,976
Floating or adjustable interest rates				261,604
Total				$373,580

Asset Quality

Inherent in the lending function is the possibility that a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

Non-performing loans generally consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Unless the ability to collect principal and interest is reasonably assured, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

Loans past due 90 days and still accruing interest are not included in non-performing loans. With respect to such loans, management has evaluated the loans past due 90 days or greater and still accruing interest and has determined that they are well collateralized and in the process of collection.

Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the application for a loan by a prospective borrower. Documentation, including a borrower's credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews.

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

(In thousands)	2004	2003	2002	2001	2000
Non-performing by category					
Commercial	$1,534	$1,568	$ 213	$ 989	$1,492
SBA	2,013	3,175	2,669	2,015	572
Residential Real Estate	288	458	461	-	807
Consumer	256	194	214	180	32
Total non-performing loans	$4,091	$5,395	$3,557	$3,184	$2,903
OREO	345	327	196	258	142
Total non-performing assets	$4,436	$5,722	$3,753	$3,442	$3,045
Past due 90 days or more and still accruing interest					
Commercial	$ -	$1,842	$ 347	$ -	$1,161
SBA	-	34	18	13	111
Residential Real Estate	-	-	-	-	-
Consumer	-	-	1	56	-
Total	$ -	$1,876	$ 366	$ 69	$1,272
Non-performing loans to total loans	1.10%	1.59%	1.14%	1.17%	1.28%
Non-performing assets to total loans and OREO	1.19%	1.68%	1.20%	1.26%	1.21%
Allowance for loans losses as a percentage of non-performing loans	143.14%	99.20%	115.10%	99.40%	88.12%

Non-performing loans were $4.1 million at December 31, 2004, a $1.3 million decrease from $5.4 million at year-end 2003. The decrease in non-performing loans is due primarily to decreased levels of non-performing SBA accounts. Included in non-performing loans at December 31, 2004 are approximately $539 thousand of loans that are guaranteed by the SBA compared to $1.4 million in 2003. Also, included in non-performing loans at December 31, 2004 was a $359 thousand commercial credit that was a troubled debt restructuring. Through December 31, 2004, the loan has continued to perform under the new terms.

There were no loans past due 90 days or more and still accruing at December 31, 2004, compared to $1.9 million at the prior year-end. The majority of loans past due 90 days or more and still accruing at December 31, 2003 were pending extensions.

Other real estate owned (OREO) properties totaled $345 thousand at year-end 2004, an increase of $18 thousand from $327 thousand at December 31, 2003. Total non-performing assets amounted to $4.4 million at December 31, 2004, a decrease of $1.3 million compared with $5.7 million at year-end 2003.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial and SBA products, were $1.4 million and $1.0 million at December 31, 2004 and 2003, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that the Company believes is sufficient to absorb probable and estimable credit losses in the financial statements as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the Company's audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

Additions to the allowance for loan losses are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the Company to make additional adjustments based on their judgments about information available to them at the time of their examination.

The allowance for loan losses amounted to $5.9 million at December 31, 2004, compared to $5.4 million at year-end 2003. The increase in the allowance for loan losses was due to the provision for loan losses of $1.2 million exceeding $671 thousand of net charge-offs. The decrease in the provision for loan losses can be primarily attributed to the lower level of nonperforming loans for 2004 as compared to 2003. The increase in the allowance for loan losses was primarily attributable to the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers and general economic conditions.

The following is a reconciliation summary of the allowance for loan losses for the past five years:

(In thousands)	2004	2003	2002	2001	2000
Balance at beginning of year	$5,352	$4,094	$3,165	$2,558	$2,173
Charge-offs:					
Commercial	601	294	1,120	614	172
SBA	320	486	276	155	106
Residential mortgage	18	-	28	-	-
Consumer	29	93	170	154	94
Total Charge-offs	968	873	1,594	923	372
Recoveries:					
Commercial	181	419	113	11	11
SBA	99	78	32	70	13
Residential mortgage	-	-	-	-	-
Consumer	17	34	28	49	17
Total recoveries	297	531	173	130	41
Total net charge-offs	$ 671	$ 342	$1,421	$ 793	$ 331
Provision charged to expense	$1,175	$1,600	$2,350	$1,400	$ 716
Balance at end of year	$5,856	$5,352	$4,094	$3,165	$2,558
Net charge-offs to average loans	0.19%	0.11%	0.48%	0.33%	0.12%
Allowance to total loans	1.57%	1.58%	1.31%	1.16%	1.13%

The ratio of the allowance for loan losses to total loans at December 31, 2004 and 2003 was 1.57 percent and 1.58 percent, respectively. The allowance for loan losses as a percentage of non-performing loans was 143.14 percent at December 31, 2004, compared to 99.2 percent at the end of 2003.

The following table sets forth for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31 of each year. The allocated allowance is the total of identified specific and general reserves by loan category. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

	2004		2003		2002		2001		2000	
(In thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Balance Applicable to:										
SBA	$1,724	16.9%	$1,296	18.8%	$1,119	20.6%	$ 776	19.6%	$ 447	13.3%
Commercial	3,436	55.6%	3,526	55.4%	2,463	52.5%	1,756	43.8%	1,483	39.1%
Residential mortgage	375	16.1%	270	15.1%	282	18.1%	325	26.8%	296	34.0%
Consumer	321	11.4%	260	10.7%	230	8.8%	308	9.8%	332	13.6%
Total	$5,856	100.0%	$5,352	100.0%	$4,094	100.0%	$3,165	100.0%	$2,558	100.0%

Deposits


Total Deposits (in millions)
$500
$450
$400
$350
$300
$250
$200
2000
2001
2002
2003
2004

Deposits, which include non-interest bearing demand deposits and interest-bearing demand, savings and time deposits, are the primary source of the Company's funds. For 2004, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company's thirteen-branch network. The Company's focus is to establish a comprehensive relationship with borrowers, seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2004		2003		2002	
(In thousands)	Amount	%	Amount	%	Amount	%
Ending Balance:						
Interest-bearing						
demand deposits	$164,426	38.0%	$199,510	48.1%	$176,640	46.2%
Savings deposits	79,557	18.3%	38,447	9.3%	34,663	9.1%
Time deposits	106,076	24.4%	90,223	21.7%	95,715	25.0%
Demand deposits	83,839	19.3%	86,802	20.9%	75,567	19.7%
Total deposits	$433,898	100.0%	$414,982	100.0%	$382,585	100.0%

Total deposits increased $18.9 million to $433.9 million at December 31, 2004 from $415.0 million at December 31, 2003. The increase in deposits was the result of a $41.1 million increase in savings deposits and a $15.9 million increase in time deposits, partially offset by a $35.1 million decline in interest bearing demand deposits and a $3.0 million decline in non-interest bearing demand deposits. Non-interest bearing demand deposits represented 19.3 percent of total deposits at December 31, 2004, down from 20.9 percent at December 31, 2003. The average cost of interest bearing deposits in 2004 was 1.73 percent compared to 1.88 percent for 2003. The decrease in the cost of deposits can be attributed to the decline in interest rates and the re-pricing of higher costing time deposits. The Company expects the trend of growth in the deposit base to continue in 2005.

The following are average deposits for each of the last three years.

	2004		2003		2002	
(In thousands)	Amount	%	Amount	%	Amount	%
Average Balance:						
Interest-bearing						
demand deposits	$188,840	45.0%	$184,220	47.1%	$151,115	41.6%
Savings deposits	49,330	11.7%	36,976	9.5%	34,000	9.4%
Time deposits	96,686	23.0%	90,814	23.2%	112,799	31.1%
Demand deposits	85,283	20.3%	79,102	20.2%	64,900	17.9%
Total deposits	$420,139	100.0%	$391,112	100.0%	$362,814	100.0%

Borrowed Funds

Borrowed funds consist primarily of advances from the Federal Home Loan Bank ("FHLB") of New York and repurchase agreements. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages and investment securities collateralize the borrowings from the FHLB, while investment securities are pledged against repurchase agreements.

As of December 31, 2004, borrowed funds totaled $35 million, an increase of $25 million from the prior year-end. This increase included two repurchase agreements that totaled $15 million and an additional $10 million from the FHLB. During the first quarter of 2004, the Company entered into a $10 million repurchase agreement with a term of 5 years, expiring on March 11, 2009, at a rate of 2.78 percent. This borrowing may be called by the issuer if the 3-month London Inter-bank overnight rate ("LIBOR") is greater than or equal to 7 percent on March 11, 2005, or on any quarterly payment date thereafter. During the fourth quarter of 2004, the Company entered into a $5 million repurchase agreement with a term of 30 days, expiring on January 13, 2005, at a rate of 2.50 percent.

In addition to the repurchase agreement transactions, the Company borrowed an additional $10 million from the FHLB during 2004. This 10 year repo advance is convertible at the end of 2 years, has a fixed rate of 2.95 percent and matures on December 15, 2014. The existing 4.92 percent borrowing from the FHLB matures in 2010 and is callable at any time by the FHLB.

At December 31, 2004, the Company had $29.0 million of additional availability at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB. The maximum borrowing line available if additional collateral was pledged as of December 31, 2004 amounted to approximately $59.8 million.

Subordinate Debentures (Trust Preferred Securities)

On September 26, 2002, Unity (NJ) Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable, in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2004 was 5.95 percent. The additional capital was used to bolster the Company's capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

In accordance with the Company's adoption of Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company de-consolidated the accounts and related activity of Unity (NJ) Statutory Trust I. See the Capital section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Market Risk

Based on the Company's business, the two largest risks facing the Company are market risk and credit risk. Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Company's Asset/Liability Committee (ALCO) manages this risk. The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

The Company uses various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the "gap" ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets, and lower rates should result in higher net interest income.

Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility and current rate levels. Fixed rate loans are allocated based on expected amortization.

The following table sets forth the gap ratio at December 31, 2004. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits such as interest bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six Months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets							
Cash & due from banks	$ -	$ -	$ -	$ -	$ -	$ 12,439	$ 12,439
Federal funds sold	10,967	-	-	-	-	-	10,967
Investment securities	12,734	9,535	20,576	33,019	18,781	6,948	101,593
Loans	162,225	19,583	37,321	120,869	22,779	10,803	373,580
Other assets	-	-	-	-	-	16,838	16,838
Total Assets	$185,926	$29,118	$57,897	$153,888	$ 41,560	$ 47,028	$515,417
Liabilities and shareholders' equity							
Non interest demand	$ -	$ -	$ -	$ -	$ -	$ 83,839	$ 83,839
Savings and interest-bearing checking	109,836	3,636	3,488	84,351	42,672	-	243,983
Time deposits	33,082	22,005	17,409	33,152	428	-	106,076
Other borrowings	14,279	-	-	30,000	-	-	44,279
Other liabilities	-	-	-	-	-	1,372	1,372
Shareholders' equity	-	-	-	-	-	35,868	35,868
Liabilities and shareholders' equity	$157,197	$25,641	$20,897	$147,503	$ 43,100	$ 121,079	$515,417
Gap	$ 28,729	$ 3,477	$37,000	$ 6,385	$ (1,540)	$ 74,051	-
Cumulative Gap	$ 28,729	$32,206	$69,206	$ 75,591	$ 74,051	-	-
Cumulative Gap to total assets	5.6%	6.2%	13.4%	14.7%	14.4%	-	-

At December 31, 2004, there was a six-month asset-sensitive gap of $28.7 million and a one-year cumulative asset gap of $32.2 million, as compared to cumulative asset-sensitive gaps of $24.6 million and $40.1 million respectively at December 31, 2003. The change in the gap position is due to the decreased level of federal funds sold as well as an increase in short-term borrowings. The six month and one year cumulative gap to total assets ratio was within the board-approved guidlines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2004, these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would decrease by approximately $14 thousand, or 0.1 percent. An immediate decline of 200 basis points in interest rates would decrease net interest income by approximately $1.1 million or 5.2 percent. These variances in net interest income are within the board-approved guidelines of +/- 7 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company's variance in the economic value of equity with rate shocks of 200 basis points, is a decline of 12.4 percent in a rising rate environment and a decline of 6.9 percent in a falling rate environment. The variance in the EVPE at December 31, 2004 is within board-approved guidelines of +/- 35 percent.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2004, the balance of cash and cash equivalents was $23.4 million, a decrease of $3.0 million from December 31, 2003.

Net cash provided by operating activities totaled $9.4 million at December 31, 2004, as compared to $3.6 million at December 31, 2003. The primary source of funds is net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale.

Net cash used in investing activities amounted to $56.2 million in 2004, increasing from a year ago. The cash used in investing activities was primarily a result of funding of the loan and securities portfolios, the purchase of loans and the investment in Bank Owned Life Insurance, offset by sales, maturities and pay-downs in the investment portfolio.

Net cash provided by financing activities amounted to $43.8 million for 2004, compared to $32.4 million in 2003. The primary increase in cash provided by financing activities was due to an increase in the Company's borrowing and growth in the Company's deposit base.

LIQUIDITY

The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Parent Company

The principal sources of funds for the Parent Company are dividends paid by the Bank. The Parent Company only pays expenses that are specifically for the benefit of the Parent Company. Other than its investment in the Bank and Unity Statutory Trust, the Parent Company does not actively engage in other transactions or business. The majority of the cash expended by the Parent Company is related to Unity Statutory Trust and cash dividends paid to shareholders. At December 31, 2004, the Parent Company had $1.5 million in cash and $0.5 million in marketable securities, valued at fair market value.

Consolidated Bank

Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Total borrowings amounted to $35.0 million, as of December 31, 2004. These borrowings from the FHLB or other third parties are collateralized by investment securities or 1-4 family residential mortgages. At December 31, 2004, $29.1 million was available for additional borrowings from the FHLB. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. In addition, the Company has a $40 million line of credit with a third party. An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $78.0 million and $7.6 million respectively, at December 31, 2004.

As of December 31, 2004, deposits included $38.6 million of Government deposits, as compared to $36.6 million at year-end 2003. These deposits are generally short in duration and are very sensitive to price competition. The Company believes the current portfolio of these deposits to be appropriate. Included in the portfolio were $31.7 million of deposits from four municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company. At December 31, 2004, the Bank had approximately $127.3 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 29 percent of these commitments are for SBA Loans, which may be sold into the secondary market.

Off Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2004 . Further discussion of these commitments is included in Note 9 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby Letters of Credit	$ 994	$ -	$ -	$ -	$ 994

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2004. Further discussion of these commitments is included in Note 9 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Debt Obligations	$5,000	$ -	$10,000	$20,000	$35,000
Operating Lease Obligations	976	2,015	1,546	-	4,537
Purchase Obligations - Fiserv	1,017	1,008	601	567	3,193
Total	$1,993	$3,023	$12,147	$20,567	$37,730

Debt obligations include fixed term borrowings from the Federal Home Loan Bank and repurchase agreements. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

Operating leases represent obligations entered into by the Company for the use of land, premise and equipment. The leases generally have escalation terms based upon certain defined indexes.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consists primarily of contractual obligations under data processing service agreements.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent.

The following table summarizes the Company's and the Bank's risk-based and leveraged capital ratios at December 31, 2004 and 2003, as well as the required minimum regulatory capital ratios.

Company	Dec. 2004	Dec. 2003	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	9.09%	9.02%	4.00%	5.00%
Tier 1 risk-based capital ratio	11.14%	11.28%	4.00%	6.00%
Total risk-based capital ratio	12.39%	12.53%	8.00%	10.00%

Bank	Dec. 2004	Dec. 2003	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	7.53%	7.22%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.22%	9.05%	4.00%	6.00%
Total risk-based capital ratio	11.95%	11.98%	8.00%	10.00%

On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These securities qualify as Tier I Capital.

The Company was required to de-consolidate its investment in Unity (NJ) Statutory Trust I at December 31, 2003. The de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities resulted in the $9.0 million of trust preferred securities being classified and characterized as subordinated debentures that were issued from the holding company to the Bank and a $279 thousand equity investment. As of December 31, 2004, assuming the Company was not allowed to include the redeemable subordinated securities issued by Unity (NJ) Statutory Trust I in their tier I capital, the Company would remain "well capitalized."

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternate uses of funds. As of December 31, 2004, $4.3 million, or 675,000 shares of common stock were purchased and retired.

At December 31, 2004, shareholders' equity was $35.9 million, a $5.1 million increase from year-end 2003. The increase in shareholders' equity was a result of $5.3 million in net income, $694 thousand from the exercise of stock options, partially offset by $911 thousand of declared common stock cash dividends. The ratio of total equity to assets at December 31, 2004 and 2003 was 6.96 percent and 6.58 percent, respectively.

FORWARD-LOOKING STATEMENTS

This report contains certain forward looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, the overall economy and the interest rate environment; the ability of the customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements, and technological changes. Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

To the Shareholders and
Board of Directors of
Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills, New Jersey
February 18, 2005, except as to the second paragraph under Litigation in Note 9, which is as of March 28, 2005.

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,	2004	2003
Assets		
Cash and due from banks	$ 12,439	$ 11,915
Federal funds sold and interest bearing deposits	10,967	14,500
Securities:		
Available for sale	78,014	79,277
Held to maturity (fair value of $23,786 and $13,457 in 2004 and 2003, respectively)	23,579	13,070
Total securities	101,593	92,347
Loans:		
SBA held for sale	7,574	14,014
SBA held to maturity	55,576	49,983
Commercial	207,771	188,197
Residential mortgage	60,240	51,176
Consumer	42,419	36,385
Total loans	373,580	339,755
Less: Allowance for loan losses	5,856	5,352
Net loans	367,724	334,403
Premises and equipment, net	7,439	5,979
Accrued interest receivable	2,493	2,389
Loan servicing asset	2,018	1,063
Bank owned life insurance	5,000	-
Other assets	5,744	4,823
Total Assets	$515,417	$467,419
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing demand deposits	$ 83,839	$ 86,802
Interest bearing demand deposits	164,426	199,510
Savings deposits	79,557	38,447
Time deposits, under $100,000	73,399	66,595
Time deposits, $100,000 and over	32,677	23,628
Total deposits	433,898	414,982
Borrowed funds	35,000	10,000
Subordinated debentures	9,279	9,279
Accrued interest payable	176	185
Accrued expenses and other liabilities	1,196	2,211
Total liabilities	479,549	436,657
Commitments and contingencies (Note 9)	-	-
Shareholders' Equity:		
Common stock, no par value, 12,500 shares authorized, 5,778 shares issued and outstanding in 2004; 5,686 shares issued and outstanding in 2003	34,025	31,989
Retained earnings (deficit)	2,327	(746)
Accumulated other comprehensive loss	(484)	(481)
Total shareholders' equity	35,868	30,762
Total Liabilities and Shareholders' Equity	$515,417	$467,419

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

For the years ended December 31,	2004	2003	2002
Interest Income			
Federal funds sold and interest on deposits	$ 193	$ 138	$ 161
Securities			
Available for sale	3,304	2,347	2,522
Held to maturity	867	998	1,440
Total securities	4,171	3,345	3,962
Loans			
SBA loans	4,296	4,115	3,750
Commercial loans	12,934	12,495	10,842
Residential mortgage loans	2,712	3,126	4,030
Consumer loans	1,860	1,676	1,550
Total loan interest income	21,802	21,412	20,172
Total interest income	26,166	24,895	24,295
Interest Expense			
Interest bearing demand deposits	2,656	2,703	2,731
Savings deposits	620	423	760
Time deposits	2,507	2,733	4,175
Borrowed funds and subordinated debentures	1,225	1,169	906
Total interest expense	7,008	7,028	8,572
Net interest income	19,158	17,867	15,723
Provision for loan losses	1,175	1,600	2,350
Net interest income after provision for loan losses	17,983	16,267	13,373
Non-interest income			
Service charges on deposit accounts	1,618	1,977	1,547
Service and loan fee income	1,831	1,956	1,497
Gain on sale of SBA loans, net	3,217	3,075	3,627
Net securities gains	76	185	228
Other income	887	1,150	1,092
Total non-interest income	7,629	8,343	7,991
Non-interest expense			
Compensation and benefits	8,435	8,301	7,498
Occupancy expense	2,085	1,884	1,671
Processing and communications	1,919	2,100	2,236
Furniture and equipment	1,146	1,061	1,075
Professional services	593	1,541	668
Loan servicing	738	651	436
Advertising	695	596	463
Deposit insurance	61	62	161
Other expenses	1,558	1,133	1,336
Total non-interest expense	17,230	17,329	15,544
Income before provision for income taxes	8,382	7,281	5,820
Provision for income taxes	3,052	2,698	2,111
Net income	$ 5,330	$ 4,583	$ 3,709
Preferred stock dividends	-	-	23
Net income to common shareholders	$ 5,330	$ 4,583	$ 3,686
Net income per share - Basic	$0.93	$0.81	$0.64
Diluted	$0.87	$0.77	$0.60
Weighted average common shares outstanding - Basic	5,756	5,669	5,757
Diluted	6,118	5,938	6,107

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(In thousands)

	Common Shares	Preferred Stock	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2001	5,638	$ 285	$33,248	$(8,692)	$ (5)	$24,836
Comprehensive income:						
Net income				3,709		3,709
Unrealized holding gains on securities arising during the period, net of tax of $285					427	
Less: reclassification adjustment for gains included in net income, net of tax of $92					137	
Net unrealized holding gain on securities arising during the period, net of tax of $193					290	290
Total comprehensive income						3,999
Cash redemption of preferred stock		(285)				(285)
Preferred stock dividends paid				(23)		(23)
Repurchase and retirement of common stock	(675)		(4,268)			(4,268)
Issuance of common stock:						
Warrants exercised	681		2,752			2,752
Employee benefit plans	19		95			95
Balance, December 31, 2002	5,663	$ -	$31,827	$(5,006)	$ 285	$27,106
Comprehensive income:						
Net income				4,583		4,583
Unrealized holding losses on securities arising during the period, net of tax benefit of $398					(655)	
Less: reclassification adjustment for gains included in net income, net of tax of $74					111	
Net unrealized holding losses on securities arising during the period, net of tax benefit of $472					(766)	(766)
Total comprehensive income						3,817
Common stock dividends declared ($0.06 per share)				(323)		(323)
Issuance of common stock:						
Employee benefit plans	23		162			162
Balance, December 31, 2003	5,686	$ -	$31,989	$ (746)	$ (481)	$30,762
Comprehensive income:						
Net income				5,330		5,330
Unrealized holding gains on securities arising during the period, net of tax of $28					44	
Less: reclassification adjustment for gains included in net income, net of tax benefit of $29					47	
Net unrealized holding loss on securities arising during the period, net of tax benefit of $1					(3)	(3)
Total comprehensive income						5,327
Common stock dividends declared ($0.16 per share)				(911)		(911)
5% stock dividend, including cash-in-lieu of fractional shares			1,342	(1,346)		(4)
Issuance of common stock:						
Employee benefit plans	92		694			694
Balance, December 31, 2004	5,778	$ -	$34,025	$2,327	$(484)	$35,868

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended December 31,	2004	2003	2002
Operating activities			
Net income	$ 5,330	$ 4,583	$ 3,709
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,175	1,600	2,350
Depreciation and amortization	1,035	884	1,199
Deferred income taxes	(173)	(518)	(560)
Net gain on sale of securities	(76)	(516)	(228)
Write-down on AFS security	-	331	-
Gain on sale of SBA loans held for sale	(3,217)	(3,075)	(3,627)
Origination of SBA loans held for sale	(30,943)	(34,371)	(42,135)
Proceeds from the sale of SBA loans	39,138	37,828	49,085
Net change in other assets and liabilities	(2,868)	(3,099)	(608)
Net cash provided by operating activities	9,401	3,647	9,185
Investing activities			
Purchases of securities held to maturity	(16,900)	(2,216)	(13,671)
Purchases of securities available for sale	(29,993)	(82,766)	(47,361)
Maturities and principal payments on securities held to maturity	6,340	15,330	8,410
Maturities and principal payments on securities available for sale	24,336	40,131	39,638
Proceeds from sale of securities available for sale	6,815	19,113	12,605
Purchases of loans	(14,081)	(3,835)	(10,373)
Proceeds from the sale of other real estate owned	260	-	-
Net increase in loans	(25,633)	(25,086)	(33,829)
Purchase of bank owned life insurance	(5,000)	-	-
Purchases of premises and equipment	(2,305)	(537)	(1,016)
Net cash used in investing activities	(56,161)	(39,866)	(45,597)
Financing activities			
Net increase in deposits	18,916	32,397	42,631
Net increase (decrease) in borrowings	25,000	-	(85)
Issuance of subordinate debentures	-	-	9,000
Proceeds from the issuance of common stock	694	162	2,847
Retirement of preferred stock	-	-	(285)
Purchase and retirement of common stock	-	-	(4,268)
Cash dividends paid on common stock	(859)	(162)	-
Cash dividends on preferred stock	-	-	(23)
Net cash provided by financing activities	43,751	32,397	49,817
(Decrease) increase in cash and cash equivalents	(3,009)	(3,822)	13,405
Cash and cash equivalents at beginning of year	26,415	30,237	16,832
Cash and cash equivalents at end of year	$ 23,406	$ 26,415	$ 30,237
Supplemental disclosures			
Cash			
Interest paid	$ 7,017	$ 7,123	$ 8,658
Income taxes paid	4,075	3,053	2,178
Non-cash investing activities:			
Transfer of loans to other real estate owned	345	223	53
Removal of capital leases, net	-	320	-

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiaries, Unity Bank and Unity (NJ) Statutory Trust I (or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 13 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration ("SBA") and other commercial credits. Unity Investment Services, Inc., a wholly-owned subsidiary of the Bank, is used to hold part of the Bank's investment portfolio.

Unity (NJ) Statutory Trust I is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On September 26, 2002, the trust issued $9.0 million of capital securities to investors. These floating rate securities are treated as subordinated debentures on the financial statements, however, they qualify as Tier I Capital.

In accordance with Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust I.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying of loans held for sale and other real estate owned and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years to conform with the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

Securities

The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on a level yield method. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

Loans Held To Maturity and Loans Held For Sale

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net of deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment to the loan yield.

Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest, previously recognized as income is reversed and charged against current period earnings. Payments received on nonaccrual loans are applied as principal. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

Loans and leases are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.

Loans are charged off when collection is sufficiently questionable and when the Bank can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of repayment are insufficient. These include: 1) potential future cash flow, 2) value of collateral, and/or 3) strength of co-makers and guarantors. All unsecured loans are charged off upon the establishment of the loan's non-accrual status. Additionally, all loans classified as a loss or that portion of the loan classified as a loss, are charged off. All loan charge offs are approved by the Board of Directors.

Non-performing loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees up to 85 percent of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The premium received on the sale of the guaranteed portion of SBA loans and the present value of future cash flows of the servicing asset are recognized in income. The non-guaranteed portion is generally held in the portfolio.

Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned, net of amortization on the related servicing asset.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess over fair value. Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when the ability to collect the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation reserve are charged or credited to income tax provision.

Income Per Share

Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options, under the treasury stock method. The amounts reported reflect the impact of the 5 percent stock distributions paid on June 30, 2004.

Comprehensive Income

Comprehensive income consists of net income for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders' equity, net of tax.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended, to stock-based employee compensation.

Proforma

(In thousands, except per share amounts)	2004	2003	2002
Net income			
As reported	$5,330	$4,583	$3,709
Proforma	5,080	4,165	3,255
Income per share-			
As reported:			
Basic	0.93	0.81	0.64
Diluted	0.87	0.77	0.60
Proforma:			
Basic	0.88	0.73	0.56
Diluted	0.83	0.70	0.53

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002 respectively: dividend yields of 1.2%, 1.1%, and 0.0% respectively, expected volatility of 32%, 34%, and 37.0% respectively, risk-free interest rates of 2.78%, 2.37%, and 2.00% respectively, and expected lives of 3.5 years for each period. The estimated fair value of each award option was $2.94, $2.89, and $3.03 in 2004, 2003 and 2002, respectively.

Recent Accounting Pronouncements

FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. The revised Statement requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) is effective for the Company beginning July 1, 2005. The Company must use either the modified prospective or the modified retrospective transition method. Early adoption of this Statement for interim or annual periods for which financial statements or interim reports have not been issued is permitted. The Company is currently evaluating the transition provisions of Statement 123(R) and has not determined the impact on the consolidated financial statements at this time.

EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The guidance in EITF 03-1 was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure requirements continue to be effective in annual financial statements for fiscal years ending after December 15, 2003. The Company will evaluate the impact on its consolidated financial statements, if any, when the recognition and measurement requirements for other-than temporary impairment are finalized.

2. SECURITIES

This table provides the major components of securities available for sale and held to maturity at amortized cost and fair value at December 31,

(In thousands)	2004 Amortized Cost	2004 Gross Unrealized Gains	2004 Gross Unrealized Losses	2004 Estimated Fair Value	2003 Amortized Cost	2003 Gross Unrealized Gains	2003 Gross Unrealized Losses	2003 Estimated Fair Value
Securities Available for Sale								
US Government sponsored entities	$11,892	$ 11	$ (86)	$11,817	$13,764	$ 43	$ (64)	$13,743
State and political subdivisions	2,945	-	(96)	2,849	6,704	-	(250)	6,454
Mortgage backed securities	59,883	206	(856)	59,233	56,221	337	(802)	55,756
Corporate debt securities	1,967	4	(38)	1,933	1,965	23	(108)	1,880
FHLB Stock and other equities	2,108	84	(10)	2,182	1,399	77	(32)	1,444
Total securities available for sale	$78,795	$305	$(1,086)	$78,014	$80,053	$480	$(1,256)	$79,277
Securities Held to Maturity								
US Government sponsored entities	$ 3,373	$ 42	$ -	$ 3,415	$ 4,872	$106	$ -	$ 4,978
Mortgage backed securities	18,142	208	(84)	18,266	5,133	165	-	5,278
Corporate debt securities	2,064	41	-	2,105	3,085	116	-	3,201
Total securities held to maturity	$23,579	$291	$ (84)	$23,786	$13,070	$387	$ -	$13,457

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2004 is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying	
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Yield
Available for Sale at Fair Value:										
US Government sponsored entities	$ -	-	$ 996	3.01%	$ 5,490	4.49%	$ 5,331	4.68%	$11,817	4.45%
State and political subdivisions	-	-	-	-	-	-	2,849	4.04%	2,849	4.04%
Mortgage backed Securities	-	-	482	3.87%	7,472	3.94%	51,279	4.40%	59,233	4.34%
Corporate deby securities	-	-	-	-	-	-	1,933	3.69%	1,933	3.69%
FHLB Stock and other equities	2,182	-	-	-	-	-	-	-	2,182	-
Total securities available for sale	$2,182	-	$1,478	3.29%	$12,962	4.18%	$ 61,392	4.38%	$78,014	4.33%
Held to Maturity at Cost:										
US Government sponsored entities	$ -	-	$1,250	5.97%	$ 2,123	5.65%	$ -	-	$ 3,373	5.77%
Mortgage backed securities	-	-	-	-	3,663	4.33%	14,479	4.66%	18,142	4.59%
Corporate debt securities	-	-	2,064	5.32%	-	-	-	-	2,064	5.32%
Total securities held to maturity	$ -	-	$3,314	5.57%	$ 5,786	4.81%	$ 14,479	4.66%	$23,579	4.83%

Gross realized gains on securities available for sale amounted to $116 thousand, $517 thousand and $228 thousand, while gross realized losses amounted to $40 thousand, $332 thousand and $0 for the years 2004, 2003 and 2002, respectively. Included in gross realized losses for 2003 is the recognition of an impairment loss on an asset-backed security. These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Income. The carrying value of investment securities pledged to secure public funds amounted to $16.6 million and $6.0 million at December 31, 2004 and 2003, respectively.

Gross unrealized losses on securities and the estimated market value of the related securities, aggregated by security category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003 are as follows:

	Less than 12 months		Greater than 12 months		Total	
(In thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
2004						
US Government sponsored entities	$ 8,462	$ (46)	$ 1,960	$ (40)	$ 10,422	$ (86)
State and political subdivisions	245	(5)	2,604	(91)	2,849	(96)
Mortgage backed securities	31,330	(320)	9,900	(620)	41,230	(940)
Corporate debt securities	-	-	932	(38)	932	(38)
FHLB Stock and other equities	-	-	21	(10)	21	(10)
Total temporarily impaired investments	$40,037	$ (371)	$ 15,417	$ (799)	$ 55,454	$ (1,170)
2003						
US Government sponsored entities	$ 3,180	$ (64)	$ -	$ -	$ 3,180	$ (64)
State and political subdivisions	6,454	(250)	-	-	6,454	(250)
Mortgage backed securities	25,167	(457)	1,590	(345)	25,676	(802)
Corporate debt securities	-	-	860	(108)	860	(108)
FHLB Stock and other equities	150	(32)	-	-	150	(32)
Total temporarily impaired investments	$34,951	$ (803)	$ 2,369	$ (453)	$ 37,320	$ (1,256)

U.S. Government sponsored entities and state and political subdivision securities: The unrealized losses on investments in securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation. It is expected that the securities would not be settled at a price significantly less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than temporarily impaired.

Included in available for sale mortgage-backed securities is a $1.0 million asset-backed security, which is impaired. The Company continues to receive all contractual payments on this bond; however, this bond is rated Caa1 by Moodys and if the default rates on the underlying collateral continue to deteriorate the future market value could be impaired. All interest payments received on this bond are being applied to principal.

Corporate debt securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the securities to settle at a price less than the par value of the investments. The credit ratings on these bonds have not decreased materially during the period. The decline in face value is attributed to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or matturity, these investments are not considered other-than-temporarily impaired.

3. LOANS

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2004	2003
SBA held for sale	$ 7,574	$ 14,014
SBA held to maturity	55,576	49,983
Commercial	207,771	188,197
Residential mortgage	60,240	51,176
Consumer	42,419	36,385
Total loans	$373,580	$339,755

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $148.0 million and $139.8 million at December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the Bank's recorded investment in impaired loans, defined as non-accrual loans, was $4.1 million and $5.4 million, respectively, and the related valuation allowance was $1.4 million in both periods. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $347 thousand, $282 thousand, and $207 thousand for 2004, 2003 and 2002, respectively. Average impaired loans for 2004, 2003 and 2002 were $4.445 million, $3.945 million and $3.134 million, respectively. At December 31, 2004 there were no loans past due 90 or more days and still accruing interest as compared to $1.9 million at December 31, 2003. Included in non-performing loans at December 31, 2004 was a $359 thousand credit that was a troubled debt restructuring. The modified terms of this loan consisted of lowering the scheduled payment for a twelve month period, after which the initial payment schedule will be re-instated. There was no change in the interest rate. The loan was performing according to the modified terms as of December 31, 2004.

As of December 31, 2004, approximately 89 percent of the Company's loans were secured by real estate. A portion of the Company's SBA loans are located outside the Company's lending area. The Company has approximately 12 percent of the total loan portfolio to various unrelated and unaffiliated borrowers in the Hotel/Motel industry. Such loans are generally collateralized by the underlying real property financed and/or partially guaranteed by the SBA.

As of December 31, 2004, $29.0 million in residential mortgages were pledged to secure borrowed funds.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2004
Loans to officers, directors or their associates at December 31, 2003	$ 9,142
New loans	3,594
Repayments	1,714
Loans to officers, directors or their associates at December 31, 2004	$11,022

4. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during the years 2002 through 2004 is as follows:

(In thousands)	2004	2003	2002
Balance at beginning of year	$5,352	$4,094	$3,165
Provision charged to expense	1,175	1,600	2,350
	6,527	5,694	5,515
Charge-offs	968	873	1,594
Recoveries	297	531	173
Net charge-offs	671	342	1,421
Balance at end of year	$5,856	$5,352	$4,094

5. PREMISES AND EQUIPMENT

The detail of premises and equipment as of December 31, 2004 and 2003 is as follows:

(In thousands)	2004	2003
Land and buildings	$ 5,139	$ 3,833
Furniture, fixtures and equipment	4,968	4,008
Leasehold improvements	2,213	2,174
Gross premises and equipment	12,320	10,015
Less: Accumulated depreciation and amortization	(4,881)	(4,036)
Net premises and equipment	$ 7,439	$ 5,979

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $845 thousand in 2004, $771 thousand in 2003, and $914 thousand in 2002. The Company currently accounts for all of its leases as operating leases. In addition, the Company had one lease with related parties in 2004. The Company leases its Clinton, New Jersey headquarters from partnerships in which Messrs. D. Dallas and R. Dallas are partners. In 2003, the Company also leased its Scotch Plains, New Jersey office from a partnership in which Messrs. D. Dallas and R. Dallas are partners. The Company purchased the Scotch Plains office on January 1, 2004 for $750 thousand from this partnership. The Company believes that this purchase reflects a fair market price that would have been paid to an unaffiliated third party.Under the leases for these facilities, such partnerships received aggregate rental payments of $431.8 thousand, $494.9 thousand, and $481.4 thousand in 2004, 2003 and 2002, respectively. The Company believes that these rent payments reflect market rents and that the leases reflect terms that are comparable to those, which could have been obtained in a lease with an unaffiliated third party. The annual base rent under the lease is fixed until 2009.

6. OTHER ASSETS

The detail of other assets as of December 31, 2004 and 2003 is as follows:

(In thousands)	2004	2003
Deferred tax asset	$2,729	$2,556
Prepaid expenses	302	487
Other real estate owned	345	327
Net receivable due from SBA	437	430
Other	1,931	1,023
Total Other Assets	$5,744	$4,823

7. DEPOSITS

The following schedule details the maturity distribution of time deposits:

(In thousands)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total
At December 31, 2004						
$100,000 or more	$17,590	$ 4,593	$3,970	$2,426	$ 4,098	$32,677
Less than $100,000	$37,497	$12,817	$4,936	$4,281	$13,868	$73,399
At December 31, 2003						
$100,000 or more	$15,336	$ 2,463	$1,201	$2,559	$ 2,069	$23,628
Less than $100,000	$39,346	$16,898	$3,499	$2,485	$ 4,367	$66,595

8. BORROWED FUNDS AND SUBORDINATE DEBENTURES

The following table presents the period-end and average balance of borrowed funds and subordinate debentures for the last two years with resultant rates:

	2004		2003	
(In thousands)	Amount	Rate	Amount	Rate
FHLB Borrowings				
At December 31,	$20,000	3.94%	$10,000	4.92%
Year-to-date average	$11,175	4.70%	$10,177	4.92%
Repurchase agreements				
At December 31,	$15,000	2.69%	-	-
Year-to-date average	$ 8,715	2.79%	-	-
Subordinate Debentures				
At December 31,	$ 9,279	5.35%	$ 9,279	4.57%
Year-to-date average	$ 9,279	4.93%	$ 9,279	4.78%

FHLB Borrowings

The FHLB borrowings at December 31, 2004 consisted of two $10 million advances. The FHLB advance that was issued on December 19, 2000 has a fixed rate of interest at 4.92 percent, matures on December 20, 2010 and is callable at any time. The FHLB advance that was issued on December 15, 2004 has a fixed rate of 2.95 percent, matures on December 15, 2014 and is callable on December 15, 2006 and quarterly thereafter on the 15th of March, June, September and December. Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2004, the Company was a party in two repurchase agreements. A $10 million repurchase agreement was entered into in March 2004, has a term of 5 years expiring on March 11, 2009, at a rate of 2.78 percent. The borrowing may be called by the issuer if the 3-month London Inter-bank overnight rate ("LIBOR") is greater than or equal to 7 percent on March 11, 2005, or on any quarterly payment date thereafter. A $5 million repurchase agreement that was entered into in December 2004, has a term of 30 days, expiring on January 13, 2005, at a rate of 2.50 percent.

Subordinate Debentures

On September 26, 2002, Unity (NJ) Statutory Trust I a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 340 basis points and re-prices quarterly. The floating interest rate at December 31, 2004 was 5.95 percent. The additional capital was used to bolster the Company's capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

9. COMMITMENTS AND CONTINGENCIES

Facility Lease Obligations

The Company operates thirteen branches, eight branches under operating leases, including its headquarters, and five branches are owned. In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range is between the years 2005 and 2009. The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent From Sublet Locations	Net Rent Obligation
2005	$1,047	$71	$ 976
2006	1,022	-	1,022
2007	993	-	993
2008	920	-	920
2009	626	-	626

Total rent expense equaled $882 thousand, $770 thousand and $700 thousand for 2004, 2003 and 2002, respectively.

The Company currently accounts for all of its leases as operating leases.

Litigation

The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In the best judgement of management, based upon consultation with counsel, the consolidated financial position and results of operations of the Company will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.

The Bank has been named as a defendant in a lawsuit initiated by Commerce Bank, N.A. and Commerce Bank/Shore, N.A. in the Superior Court of New Jersey, Essex County alleging that the Bank, as payor of certain checks written against certain deposit accounts held at the Bank, improperly refused to honor approximately $4,000,000 of checks. Commerce Bank, N.A. and Commerce Bank/Shore, N.A. has petitioned the Superior Court of New Jersey, Essex County for compensatory and consequential damages of $4,028,584.44, interest, attorney's fees and costs of suit. On March 12, 2004, the aforesaid Court granted Commerce Bank, N.A. partial summary judgment in the amount of $1,800,000 of its aforesaid claim. Although the Bank has reviewed the relevant circumstances and believes it acted properly, on March 28, 2005, the Bank agreed to settle the lawsuit with Commerce Bank and the other party to the litigation. The settlement will be paid primarily out of a deposit account the Bank has been holding to satisfy any liability, and as such, the settlement will not have an impact on the financial conditions or results of operations of the Company.

On February 2, 2004, the Company and the Bank were named as defendants (along with the Federal Deposit Insurance Corporation ("FDIC")) in a lawsuit initiated by Robert J. Van Volkenburgh (Former Chairman of the Board and Chief Executive Officer of the Company and the Bank as well as a beneficial owner of more than 5% of the outstanding shares of the Company's common stock) in the Superior Court of New Jersey, Hunterdon County alleging that: (i) the Company and the Bank wrongfully terminated his Employment Agreement, and in connection with such alleged wrongful termination, breached the terms of a Supplemental Executive Retirement Plan ("SERP") established for the benefit of Mr. Van Volkenburgh in accordance with such Employment Agreement; and (ii) the Company and the Bank breached the terms of an August 14, 2000 agreement entered into with Mr. Van Volkenburgh whereunder, among other things, he resigned his positions with the Company and the Bank. Mr. Van Volkenburgh filed such complaint in the Superior Court of New Jersey, Law Division, Hunterdon County against the Company, the Bank and the FDIC seeking money damages alleged to be due under his Employment Agreement and the related SERP, as well as other relief. Based solely upon the allegations of that complaint, Mr. Van Volkenburgh claims that his is entitled to (i) payment of his last annual salary of $280,000 for each of three years plus other amounts, (ii) payment of 60% of that annual salary for each of 20 additional years, and (iii) attorney's fees, costs, interest and punitive damages. Mr. Van Volkenburgh also seeks various declaratory relief relative to the FDIC's jurisdiction over certain aspects of the dispute. Mr. Van Volkenburgh previously filed a similar complaint in the Superior Court of New Jersey, which complaint was voluntarily dismissed in September 2002. The Company and the Bank expressly deny any liability to Mr. Van Volkenburgh under the Employment Agreement, the SERP, any other contractual, common law, or statutory basis, or otherwise, and intend to assert a variety of substantive defenses to Mr. Van Volkenburgh's claim. The Company and the Bank have reviewed the relevant circumstances and believe that they acted properly and that the outcome of the lawsuit will not have a material impact on the consolidated financial position or results of operations of the Company. During the third quarter of 2004, the Company entered into a settlement agreement with Mr. Robert J. Van Volkenburgh thereby settling the pending litigation initiated by Mr. Van Volkenburgh. Effective immediately upon the execution of the agreement, the parties exchanged general releases and dismissed the litigation with prejudice. The Company's payment of the settlement amount called for by the settlement agreement requires the approval of the "FDIC" under applicable regulations. If the FDIC approves the settlement agreement, the Company will pay $275 thousand, net of insurance proceeds. The charge for such settlement agreement, recognized in the third quarter of 2004, reduced net income by approximately $165 thousand or $0.03 per diluted share.

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon the request of the borrower. The Company was committed to advance approximately $127.3 million to its borrowers as of December 31, 2004, compared to $89.6 million at December 31, 2003. At December 31, 2004, $37.5 million of these commitments were set to expire after one year, compared to $25.2 million a year earlier. At December 31, 2004, the Company had $994 thousand in standby letters of credit compared to $463 thousand in 2003. The estimated fair value of these guarantees is not significant. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 28 percent of these commitments are for SBA loans, which may be sold in the secondary market.

10. SHAREHOLDERS' EQUITY

On January 27, 2003, the Company announced a 5 percent stock dividend payable to shareholders on March 12, 2003, and accordingly, all share amounts have been restated to include the effect of the dividend. On May 27, 2004, the Company announced a 5 percent stock dividend payable on June 30, 2004 to shareholders of record as of June 15, 2004, and accordingly, all share amounts have been restated to include the effect of the distribution. Shareholders' equity increased $5.1 million to $35.9 million at December 31, 2004 due to $5.3 million in net income and $694 thousand from the exercise of stock options, partially offset by $911 thousand of cash dividends declared through 2004. In 2004, the Company declared four dividends of $.04 totaling $0.16 for the year.

11. OTHER INCOME

The other income components for the years ended December 31, 2002 through 2004 are as follows:

(In thousands)	2004	2003	2002
ATM/Check card fees	$194	$ 183	$ 178
Gain on sale of residential mortgage loans	192	100	79
Loan referral fees	168	281	606
Title fees (costs)	(71)	152	(12)
Other	404	434	241
Total other income	$887	$1,150	$1,092

12. OTHER OPERATING EXPENSES

The other operating expense components for the years ended December 31, 2002 through 2004 are as follows:

(In thousands)	2004	2003	2002
Travel, entertainment, training & recruiting	$ 432	$ 384	$ 346
Stationery & supplies	232	308	247
Insurance	291	257	202
Settlement of VanVolkenburgh litigation	275	-	-
Other	328	184	541
Total other operating expenses	$1,558	$1,133	$1,336

13. INCOME TAXES

The components of the provision for income taxes are as follows:

(In thousands)	2004	2003	2002
Income Taxes			
Federal - Current provision	$2,740	$2,669	$2,543
Federal - Deferred provision (benefit)	(54)	(366)	(448)
Total Federal provision	2,686	2,303	2,095
State - Current provision	653	588	615
State - Deferred benefit	(98)	(66)	(112)
Total State provision	555	522	503
Valuation Allowance	(189)	(127)	(487)
Total provision for income taxes	$3,052	$2,698	$2,111

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2004	2003	2002
Federal income taxes at statutory rate	$2,850	$2,476	$1,979
State income taxes, net of Federal income tax effect	431	388	336
Other, net	(40)	(39)	283
Valuation allowance	(189)	(127)	(487)
Provision for income taxes	$3,052	$2,698	$2,111

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Allowance for loan losses	$1,993	$1,753
Unrealized loss on securities available for sale	327	312
Deferred loan costs	(172)	(157)
Operating loss carry-forward	377	579
Other, net	204	355
Net deferred tax asset	2,729	2,842
Less: valuation allowance	-	(286)
Net deferred tax asset	$2,729	$2,556

The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

At December 31, 2004, the Company had available for federal and state tax purposes, pre tax net operating loss carry-forwards of approximately $93 thousand and $6.3 million, respectively. The net operating loss carry-forwards for federal and state purposes expire in 2021 and 2008, respectively.

Included as a component of shareholders' equity is income tax expense (benefit) related to unrealized gains (losses) on securities available for sale of ($1) thousand, ($472) thousand and $193 thousand in 2004, 2003 and 2002, respectively.

During 2004, the Company utilized all prior period state tax valuation allowances. The valuation allowances were reversed during the period due to the Company's certainty of utilizing its state net operating losses.

14. INCOME PER COMMON SHARE

The following is a reconciliation of the calculation of basic and dilutive income per share. All share amounts have been restated to include the effects of the 5 percent stock distribution paid on June 30, 2004.

(In thousands except per share)	2004	2003	2002
Net Income	$5,330	$4,583	$3,709
Less: Preferred stock dividends	-	-	23
Net income to common shareholders	$5,330	$4,583	$3,686
Weighted average common shares outstanding	5,756	5,669	5,757
Plus: Potential dilutive common stock	362	269	350
Diluted average common shares outstanding	6,118	5,938	6,107
Net Income per common share -			
Basic	$ 0.93	$ 0.81	$ 0.64
Diluted	$ 0.87	$ 0.77	$ 0.60

15. REGULATORY CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, regulators require that a bank, which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 3 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

The Company's capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Leverage ratio	$45,352	9.09%	≥$19,948	4.00%	≥$24,935	5.00%
Tier I risk-based ratio	$45,352	11.14%	≥$16,291	4.00%	≥$24,436	6.00%
Total risk-based capital ratio	$50,452	12.39%	≥$32,582	8.00%	≥$40,727	10.00%
As of December 31, 2003						
Leverage ratio	$40,268	9.02%	≥$17,857	4.00%	≥$22,321	5.00%
Tier I risk-based ratio	$40,268	11.28%	≥$14,281	4.00%	≥$21,421	6.00%
Total risk-based capital ratio	$44,731	12.53%	≥$28,561	8.00%	≥$35,702	10.00%

The Bank's capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Leverage ratio	$37,493	7.53%	≥$19,907	4.00%	≥$24,884	5.00%
Tier I risk-based ratio	$37,493	9.22%	≥$16,261	4.00%	≥$24,391	6.00%
Total risk-based capital ratio	$48,584	11.95%	≥$32,522	8.00%	≥$40,652	10.00%
As of December 31, 2003						
Leverage ratio	$32,223	7.22%	≥$17,857	4.00%	≥$22,321	5.00%
Tier I risk-based ratio	$32,223	9.05%	≥$14,249	4.00%	≥$21,373	6.00%
Total risk-based capital ratio	$42,686	11.98%	≥$28,498	8.00%	≥$35,622	10.00%

16. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 20 percent of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $61,294, $98,209 and $85,906 to the Plan in 2004, 2003 and 2002, respectively. The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has several stock option Plans. These Plans allow for the grants of options to officers, employees and members of the Board of Directors. Option prices are determined by 100 percent of the fair value on the date of the grant. The period during which the option is vested is generally 3 years, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2004, 1,060,467 shares have been reserved for issuance, of which 841,915 are outstanding, 166,477 have exercised, forfeited or expired leaving 52,075 available.

Restricted stock is issued under the stock bonus program to reward executives and to retain them by distributing stock over a period of time. The stock awards granted totaled 5 thousand shares in 2004. The fair market value per share for these grants was $12.89. These shares vest over a period of 4 years and are recognized as compensation expense to the employees over the vesting period. No compensation expense related to the restricted stock was charged to non-interest expense for 2004 because the shares were granted on December 31, 2004. As of December 31, 2004, 100 thousand shares have been reserved for issuance, of which 5 thousand are outstanding and 95 thousand are available.

Transactions under these five stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding, December 31, 2001	720,647	$ 2.43 - 11.83	$ 4.98
Options granted	275,543	5.84	5.84
Options exercised	(10,227)	5.16 - 6.27	5.79
Options expired	(152,873)	3.12 - 11.83	8.81
Outstanding, December 31, 2002	833,090	$ 2.43 - 9.67	$ 4.55
Options granted	178,395	10.74	10.74
Options exercised	(16,964)	3.17 - 10.15	4.82
Options expired	(80,759)	3.17 - 10.15	4.89
Outstanding, December 31, 2003	913,762	$ 2.55 - 10.77	$ 5.94
Options granted	42,666	11.95 - 13.93	12.19
Options exercised	(74,535)	3.28 - 10.77	4.08
Options expired	(39,978)	3.28 - 10.77	7.90
Outstanding, December 31, 2004	841,915	$ 2.55 - 13.93	$ 6.32

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Shares Outstanding at December 31, 2004	Remaining Contractual Life	Shares Exercisable at December 31, 2004
<$ 5.00	398,332	5.8 years	396,127
$ 5.01 - $ 7.00	196,927	7.2 years	146,295
$ 7.01 - $11.99	246,656	7.6 years	180,348
$ 6.32*	841,915		722,770

* Weighted average exercise price

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Federal Funds Sold-

For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities-

For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans-

The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral and interest rate risk inherent in the loan.

Deposit Liabilities-

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowings-

The fair value of borrowings are estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments

At December 31, 2004, the Bank had standby letters of credit outstanding of $994 thousand, as compared to $463 thousand at December 31, 2003. The fair value of these commitments is nominal.

Below are the Company's estimated financial instruments fair value as of December 31, 2004 and 2003:

	2004		2003	
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets-				
Cash and Federal funds sold	$23,406	$23,406	$26,415	$26,415
Securities held to maturity	23,579	23,786	13,070	13,457
Securities available for sale	78,014	78,014	79,277	79,277
Loans, net of allowance for possible loan losses	367,724	369,155	334,403	336,405
Financial liabilities -				
Total deposits	433,898	433,548	414,982	415,635
Borrowings	44,279	44,080	19,279	20,739

18. CONDENSED FINANCIAL STATEMENTS OF UNITY BANCORP, INC. (Parent Company Only)

Balance Sheets	December 31	
(In thousands)	2004	2003
Assets:		
Cash	$ 1,492	$ 1,606
Securities available for sale	454	376
Capital note due from Bank	6,000	6,000
Investment in subsidiaries	36,959	31,993
Other assets	487	296
Total assets	$45,392	$40,271
Liabilities and Shareholders' Equity:		
Other liabilities	$ 245	$ 230
Other borrowings	9,279	9,279
Shareholders' equity	35,868	30,762
Total Liabilities and Shareholders' equity	$45,392	$40,271

Statements of Income	December 31		
(In thousands)	2004	2003	2002
Interest income	$ 501	$ 293	$ 46
Interest expense	457	430	127
Net interest income (expense)	44	(137)	(81)
Gain on sale of available for sale securities	25	42	-
Total income (expense)	69	(95)	(81)
Other expenses	42	57	80
Income (loss) before income tax benefit and equity in undistributed income of subsidiary	27	(152)	(161)
Income tax (benefit)	9	(51)	-
Income (loss) before equity in undistributed income of subsidiary	18	(101)	(161)
Equity in undistributed net income of subsidiary	5,312	4,684	3,870
Net income	$5,330	$4,583	$3,709

Statements of Cash Flows	December 31		
(In thousands)	2004	2003	2002
Operating Activities:			
Net income	$5,330	$4,583	$3,709
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in undistributed earnings of subsidiary	(5,312)	(4,684)	(3,870)
Gain on sale of securities available for sale	(25)	(42)	-
(Increase) decrease in other assets	(220)	101	(584)
Increase (decrease) in other liabilities	294	(175)	112
Net cash provided by (used in) operating activities	67	(217)	(633)
Investing Activities:			
Sales and maturities of securities available for sale	166	268	-
Purchases of securities available for sale	(182)	(294)	(85)
Dividend from Bank	-	2,000	-
Advance of Capital Note to Bank	-	(6,000)	-
Additional equity investment in bank subsidiary	-	-	(2,250)
Net cash provided by (used in) investing activities	(16)	(4,026)	(2,335)
Financing Activities:			
Proceeds from issuance of common stock, net	694	162	2,847
Proceeds from issuance of subordinate debentures	-	-	9,279
Payment to repurchase common stock, net	-	-	(4,268)
Redemption of preferred stock	-	-	(285)
Cash dividends on common stock	(859)	(162)	-
Cash dividends paid on preferred stock	-	-	(23)
Net cash (used in) provided by financing activities	(165)	-	7,550
Net (decrease) increase in cash and cash equivalents	(114)	(4,243)	4,582
Cash beginning of year	1,606	5,849	1,267
Cash end of year	$1,492	$1,606	$5,849
Supplemental disclosures: Interest paid	$ 457	$ 430	$ 121

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following quarterly financial information for the years ended December 31, 2004 and 2003 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share data)

2004	March 31	June 30	September 30	December 31
Total interest income	$6,226	$6,188	$6,722	$7,030
Total interest expense	1,608	1,694	1,743	1,963
Net interest income	4,618	4,494	4,979	5,067
Provision for loan losses	250	250	325	350
Net interest income after provision for loan losses	4,368	4,244	4,654	4,717
Total non-interest income	1,881	1,895	1,985	1,868
Total non-interest expense	4,403	4,019	4,356	4,452
Net income before tax	1,846	2,120	2,283	2,133
Income tax provision	652	773	852	775
Net income	1,194	1,347	1,431	1,358
Basic income per common share	$ 0.21	$ 0.23	$ 0.25	$ 0.24
Diluted income per common share	$ 0.20	$ 0.22	$ 0.23	$ 0.22

2003	March 31	June 30	September 30	December 31
Total interest income	$6,190	$6,290	$6,139	$6,276
Total interest expense	1,939	1,759	1,673	1,657
Net interest income	4,251	4,531	4,466	4,619
Provision for loan losses	450	400	375	375
Net interest income after provision for loan losses	3,801	4,131	4,091	4,244
Total non-interest income	2,107	1,988	2,125	2,123
Total non-interest expense	4,055	4,201	4,167	4,906
Net income before tax	1,853	1,918	2,049	1,461
Income tax provision	701	703	747	547
Net income	1,152	1,215	1,302	914
Basic income per common share	$ 0.20	$ 0.22	$ 0.23	$ 0.16
Diluted income per common share	$ 0.19	$ 0.21	$ 0.22	$ 0.15


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800.618.BANK

unitybank.com

Unity Bancorp, Inc.

Company Headquarters
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel
Windels Marx Lane & Mittendorf, LLP
New Brunswick, New Jersey

Independent Registered Public Accounting Firm
KPMG LLP
Short Hills, New Jersey

Registrar & Transfer Agent
Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800.866.1340

Investor and Media Inquiries
Analysts, institutional investors, individual shareholders and media representatives should contact:
Alan J. Bedner
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
908.713.4308
alan.bedner@unitybank.com

Web Info
Information on financial results, products and services, and branch locations is available on the internet at: www.unitybank.com or email us at: info@unitybank.com.

Financial Information
Copies of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained:

- by writing to Alan J. Bedner, CFO at Company headquarters or email alan.bedner@unitybank.com.
- electronically at the SEC's home page at www.sec.gov.

Stock Listing
Unity Bancorp, Inc. common stock is traded on the NASDAQ under the symbol "UNTY".

Common Stock Prices
The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc's. common stock.

Quarter	High	Low	Close	Cash Dividend Declared
2004				
Fourth	$13.20	$11.46	$12.80	$0.04
Third	13.91	11.30	12.35	0.04
Second	14.45	11.50	13.40	0.04
First	14.50	11.40	13.45	0.04
2003				
Fourth	$11.71	$10.00	$10.89	$0.03
Third	10.95	9.85	10.67	0.03
Second	10.71	7.50	9.71	-
First	9.58	7.33	7.61	-

As of March 17, 2005 there were 570 holders of Unity Bancorp, Inc.'s common stock. The amounts reflect the impact of the 5 percent stock distributions paid on June 30, 2004.

Annual Meeting of Shareholders
Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 3:00 pm, Thursday, May 26, 2005, at The Grand Colonial, Clinton, NJ.

UNITY BANCORP, INC.
64 Old Highway 22
Clinton, New Jersey 08809
800.618.BANK
unitybank.com

RETAIL FINANCIAL SERVICE CENTERS BY COUNTY



HUNTERDON

Clinton
64 Old Highway 22
908.730.7300

Flemington
110 Main Street
908.782.2000

Whitehouse
370 Route 22 West
908.823.0555

MIDDLESEX

Colonia
1379 St. Georges Avenue
732.815.1177

Edison
1746 Oak Tree Road
732.205.0044

Highland Park
104 Raritan Avenue
732.418.0330

South Plainfield
2426 Plainfield Avenue
908.412.9393

SOMERSET

Bridgewater
635 East Main Street
908.218.1932

North Plainfield
450 Somerset Street
908.769.0303

UNION

Linden
628 North Wood Avenue
908.925.8353

Scotch Plains
2222 South Avenue
908.233.8009

Springfield
733 Mountain Avenue
973.258.0111

Union
952 Stuyvesant Avenue
908.851.9700